Stone Ridge Trust

c/o U.S. Bancorp Fund Services, LLC

615 East Michigan Street

Milwaukee, WI 53202

July 1, 2016

VIA EDGAR TRANSMISSION

Mr. Tony Burak

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stone Ridge Trust - File Nos. 333-184477 and 811-22761 (the “Trust”)

Dear Mr. Burak:

The purpose of this letter is to respond to the comments you provided to the Trust on June 2, 2016 regarding your review of the Trust’s annual report to shareholders and the financial statements therein for the fiscal year ended October 31, 2015 (the “Report”) filed with the U.S. Securities and Exchange Commission (“SEC”) on Form N-CSR on January 8, 2016. The Report pertained to the following series of the Trust (each a “Fund” and collectively, the “Funds”):

Stone Ridge Trust

Stone Ridge Reinsurance Risk Premium Fund

Stone Ridge High Yield Reinsurance Risk Premium Fund

Stone Ridge U.S. Large Cap Variance Risk Premium Fund

Stone Ridge U.S. Small Cap Variance Risk Premium Fund

Stone Ridge U.S. Variance Risk Premium Master Fund

Stone Ridge International Developed Markets Variance Risk Premium Fund

Stone Ridge Emerging Markets Variance Risk Premium Fund

Stone Ridge International Variance Risk Premium Master Fund

Stone Ridge Global Equity Variance Risk Premium Master Fund

For your convenience in reviewing the Trust’s responses, your comments and suggestions are summarized in bold typeface and are immediately followed by the Trust’s response. In addition, in connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that, in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

510 Madison Ave, 21st Floor New York, NY 10022 T. 212-257-4750

3.	The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Shareholder Letter

1.	Please explain supplementally why the standardized returns shown on page 4 of the Report are dated as of September 30, 2015, rather than as of the Funds’ fiscal year end of October 31, 2015.

Rule 482(d)(3) under the Securities Act of 1933 requires that certain historical measures of performance be accompanied by standardized performance return data current to the most recent calendar quarter ended. Because the Report was transmitted to shareholders within sixty days of October 31, 2015, the most recent calendar quarter was September 30, 2015.

2.	The gross expense ratios shown on page 4 of the Report are derived from the Funds’ prospectuses dated February 28, 2015, which were the most recent prospectuses at the time of the Report. Expense ratios more current than February 28, 2015 are shown elsewhere in the Report. To avoid potential investor confusion, please add clarifying language to future shareholder reports to indicate that such expense ratios are “as stated in the current prospectus” or something similar.

The Trust will do so.

Management’s Discussion of Fund Performance (“MDFP”)

3.	Going forward, please include a discussion in the MDFP regarding the factors that materially affected each Fund’s performance, including the investment strategies and techniques used by the adviser and any holdings that had a significant impact, consistent with the requirements of Item 27(b)(7)(i) of Form N-1A. Please also refer to the letter dated July 30, 2012 from the SEC staff to the Investment Company Institute entitled “Derivatives-Related Disclosures by Investment Companies” and, going forward, include in the MDFP a discussion of the effect of investing in derivatives to the extent that derivatives had a material effect on Fund performance.

The Trust will do so.

Schedules of Investments (“SOI”)

4.	Please confirm whether footnote (f) to the SOI of Stone Ridge Reinsurance Risk Premium Fund (appearing on page 22) and footnote (g) to the SOI of Stone Ridge High Yield Reinsurance Risk Premium Fund (appearing on page 25) relate to illiquid securities. Additionally, please explain supplementally whether each of these Funds operates in accordance with the 15% limitation on illiquid securities, given that the SOI appears to reflect just over 15% in illiquid securities.

510 Madison Ave, 21st Floor New York, NY 10022 T. 212-257-4750

The Trust confirms that the referenced footnotes relate to illiquid securities. The Trust also confirms that it operates within the 15% limitation on illiquid securities, as measured at the time of investment.

5.	The SEC staff notes that Stone Ridge International Developed Markets Variance Risk Premium Fund may invest in a wholly-owned and controlled subsidiary formed under the laws of the Cayman Islands and advised by Stone Ridge Asset Management LLC. Are the financial statements for the Fund, which appear on page 36 of the Report, consolidated to include the financial statements of the subsidiary?

Stone Ridge International Developed Markets Variance Risk Premium Fund had not, as of the fiscal year ended October 31, 2015, invested in a wholly-owned and controlled subsidiary. As such, there were no subsidiary financial statements.

Statement of Assets and Liabilities

6.	Please explain supplementally what the line items “Investment receivable” and “Payable for investment interest” represent in the Statement of Assets and Liabilities of Stone Ridge International Developed Markets Variance Risk Premium Fund, which appears on page 44 of the Report.

“Investment receivable” represents cash receivable for unsettled transactions. “Payable for investment interest” represents interest due to a broker on (i) short cash account positions in connection with foreign investments and (ii) exchange margin posted by the broker on the Fund’s behalf.

Statement of Operations

7.	Please explain supplementally what the line item “Exchange rebates” represents in the Investment Income section of the Statement of Operations of Stone Ridge U.S Small Cap Variance Risk Premium Fund and Stone Ridge Emerging Markets Variance Risk Premium Fund, which appear on page 46 and page 47, respectively.

“Exchange rebates” are payments by certain exchanges to the Funds related to the Funds’ trading activity on those exchanges.

8.	The “Other Expenses” value for the Stone Ridge International Developed Markets Variance Risk Premium Fund exceeds 15% of total Fund expenses. Please indicate supplementally whether this line item includes any individual expense that is 5% or more of total expenses.

Interest expense comprises 11% of total expenses. No other expenses exceeded 5% of the Fund’s total expenses. In future shareholder reports, the Trust will disclose separately any individual expense that comprises more than 5% of total expenses.

510 Madison Ave, 21st Floor New York, NY 10022 T. 212-257-4750

Financial Highlights

9.	The portfolio turnover rate for the Stone Ridge Emerging Markets Variance Risk Premium Fund seems very high. Please explain supplementally whether the Fund may engage in frequent trading and, if so, whether this is disclosed appropriately in the prospectus.

As disclosed in the prospectus, this Fund may engage in active and frequent trading to try to achieve its investment objective and may have portfolio turnover rates of over 100% annually. Please see “Portfolio Turnover” on page S-40 and page 14 of the prospectus.

10.	Please explain supplementally why the Stone Ridge U.S Small Cap Variance Risk Premium Fund shows that expenses were waived during the year when it appears that the Fund operated under its expense caps, which were 1.75% for Class I shares and 1.90% for Class M shares.

The Fund’s expense cap is calculated on a daily basis. There were large expenses that required recognition during the last month of the Fund’s fiscal year, which caused the Fund to operate above its expense cap for a portion of that month and, therefore, expenses were waived.

11.	Please explain supplementally why the Stone Ridge International Developed Markets Variance Risk Premium Fund recouped previously waived fees during the year when it appears that the Fund operated above its expense caps, which were 1.75% for Class I shares and 1.90% for Class M shares.

The Fund’s expense limitation agreement during the relevant period excluded brokerage and transactional expenses, borrowing and other investment-related costs and fees including interest and commitment fees, short dividend expense, acquired fund fees and expenses, taxes, litigation and indemnification expenses, judgments and extraordinary expenses not incurred in the ordinary course of the Funds’ business. The expense ratios presented in the financial highlights were 1.96% and 2.11% for Class I and Class M of this Fund, respectively. Both of these values include 0.21% of interest and investment-related costs, which are excluded from the expense cap.

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If you have any additional questions or require further information, please contact me at (212) 257-4775.

Sincerely,

/S/ PATRICK KELLY
Patrick Kelly, Treasurer and Principal Financial Officer

cc:	Lauren D. Macioce, GC of Registered Funds and CCO
Elizabeth J. Reza, Ropes & Gray LLP

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510 Madison Ave, 21st Floor New York, NY 10022 T. 212-257-4750